CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As of and for the Three Months Ended
March 31, 2023 and 2022
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Amounts in thousands, except share and per share amounts)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three months ended March 31, 2023 and 2022 prepared as of May 17, 2023. It is supplemental to, and should be read in conjunction with the Company’s Unaudited Condensed Interim Consolidated Financial Statements and the accompanying notes for the three months ended March 31, 2023 and 2022 (the “Interim Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2022 (the “Annual Information Form”), are available on the Company’s website at www.curaleaf.com, through the SEDAR website at www.sedar.com or through the EDGAR website at www.sec.gov/edgar. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”).
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); loss of foreign private issuer status; risks related to internal controls over financial reporting; risks related to the recent restatement of certain of our financial statements; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on senior management and key personnel and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability risks; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes - 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of our SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the Annual Information Form and the other risk factors described herein.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
This MD&A may contain financial outlook information about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. Financial outlook contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any financial outlook contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the financial outlook contained in this MD&A should not be used for purposes other than for which it is disclosed herein.
OVERVIEW OF THE COMPANY
Curaleaf is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets in the U.S. and is headquartered in New York, New York. As of March 31, 2023, domestically, the Company has operations in 19 states; operating 147 dispensaries, 29 cultivation sites, and 30 processing sites in the U.S. with a focus on limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota, and Pennsylvania. In Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the United Kingdom (“U.K.”) and Germany and licensed medical cannabis distribution in the U.K., Germany, and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England (where it received an ‘outstanding’ rating by the regulator for being well led) and Scotland, enabling the supply of medical cannabis direct to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Italy and Germany.
The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.
The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.
In order to achieve its strategy, the Company has completed several acquisitions since its formation and expects to continue to actively pursue other acquisitions, dispositions, and investment opportunities in the future.
The Company is incorporated under the laws of British Columbia, Canada. The Company’s SVS are listed on the CSE under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.
On December 30, 2022, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, (File No 333-269109) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

The Interim Financial Statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company, and other entities consolidated other than on the basis of ownership:

Business name	Operations Location	March 31, 2023 Ownership %	December 31, 2022 Ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	AL	100%	100%
Curaleaf Maine Dispensary, Inc.	ME	100%	100%
Curaleaf International Holdings Limited	Guernsey	69%	69%
Windy City Holding Company, LLC	IL	—	—
Remedy Compassion Center, Inc	ME	—	—
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	—	—
Broad Horizon Holdings, LLC	MA	—	—
Company Performance and Objectives
The Company is currently active in numerous cannabis programs across the U.S. and internationally. In the U.S., 47 states have legalized some form of legalized cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 22 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed, and product can be sold between jurisdictions.
While the Company seeks to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products, and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its U.S. operations via expansion in three dimensions: (1) acquiring licenses in limited-license markets, (2) increasing presence in current markets, and (3) optimizing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, it may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out. The Company also plans to continue investing internationally, in an effort to expand its vertically integrated presence in major medical markets across Europe, and, as such, position itself to benefit from the potential legalization of adult-use across the continent.
Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.
Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses, and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each state.
Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization, and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries, but may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment, and/or lack of enforcement against the respective illicit markets), such as California, the Company intends to optimize its exposure by rationalizing its operations down to an asset-light structure, where its brands can maintain presence through licensing.
International Expansion. The Company believes it is currently the largest vertically integrated operator in the medical markets of Europe, with leading share in certain of its markets, and the broadest overall footprint. The Company will continue to invest in vertical integration across the continent, in the form of licenses, production, medical clinics, brands, and products, in order to grow its current share and position itself to benefit from the potential legalization of adult-use.
The Company expects acquisition related costs as well as, marketing and selling expenses, to increase as it expands its presence in current markets and expands into new markets, both domestically and internationally. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through the continued expansion.
Operating Segments
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”). During the fourth quarter of 2022, the Company determined it appropriate to report the Company’s results for the following two operating segments, which are also its reportable segments: (i) domestic operations and (ii) international operations. These segments reflect how the Company’s operations are managed, how the CODM allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured.
Principal Products and Services
The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality, and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market, and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.
In most of the Company’s U.S. and European markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry’s leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing, and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.
•Cultivation: The Company’s U.S. cultivation facilities have 531 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content, and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.
•Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.
•Formulation and Quality Control: The Company’s U.S. processing facilities produce across the range of solid, liquid, and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing, and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
The Company’s research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.
The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for its licensed businesses.
Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities including Imperial College and Institute for Cancer Research. This program includes in vitro experiments to identify specific ratios of cannabinoids that are best used for treatment of pain, the results of which were published in the Journal of Pain Research.
In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry, through which it performed analyses of the Company’s own branded and manufactured extracted cannabis medicines for treatment of pain in U.K. patients. These showed positive findings and results were presented at the International European General Practice Research Network in Halle, Germany and published in the Journal of Clinical Pharmacology in 2022 and further clinical outcomes related to the Company’s own branded and manufactured medical cannabis oil and dried flower were published in Expert Review of Neurotherapeutics in April 2023.
The Company has continued to be an industry leader in publishing real world evidence data in Europe. At present, 14 research publications have arisen from the U.K. Medical Cannabis Registry, covering chronic pain, anxiety, and autism spectrum disorder, PTSD, depression, inflammatory bowel disease, headaches, and childhood epilepsy. In addition, the Company has published eight further peer-reviewed research articles, of which six have been published in 2022 and in the first quarter of 2023 which tackle themes of awareness and stigma of medical cannabis. Moreover, in 2022 the Company presented 23 research abstracts across the International Cannabinoid Research Society 2022 conference and two national British meetings, of which 19 contained outcomes from the Registry. Among these included individual analyses of each of the Company’s own branded and manufactured medical cannabis oils and dried flower for the treatment of pain and anxiety. Furthermore, four research abstracts were presented at the 12th International Medical Cannabis Conference 2022, including results on migraine and from a clinical trial in pain. In 2023 the Company has had 20 abstracts accepted for presentation at the International Cannabinoid Research Society and has presented two abstracts at the British Pain Society Annual Meeting.

In addition to real world evidence, the Company has published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K., which is strategically important in the future education of patients, public, and healthcare professionals.
Production and Sales
As of March 31, 2023, the Company had 29 cultivation facilities in the U.S. totaling approximately 4.2 million square feet, as well as 30 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.
The Company’s primary method of sales in the U.S. currently occurs through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with all regulations applicable in those U.S. states. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the U.K., Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the U.K., and via supplying medical cannabis wholesale to several jurisdictions, including Italy and Germany.
Curaleaf aims to expand dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.
Intellectual Property
Curaleaf has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations, and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and confidentiality agreements.
The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has one federally registered patent with the United States Patent and Trademark Office (“USPTO”) and one pending patent application. Additionally, as of March 31, 2023, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and the Company is actively pursuing the filing of additional trademarks. All federal registered trademarks in the U.S. are subject to renewal ten (10) years from the date of registration. The Company has multiple state trademark registrations and is actively pursuing the filings of additional trademarks. The Company also has a significant number of trademarks in various international jurisdictions.
In addition to its patent and trademarks, Curaleaf owned, as of March 31, 2023, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.
Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.
Competitive Conditions
The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition, and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets there are also a number of illegally operating dispensaries, which serve as competition. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.
For additional details on the competition faced by the Company, refer to the “Risk Factors” section in the Annual Information Form. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, please refer to the “Regulatory Environment: Issuers with United States Cannabis-Related Assets” section in this MD&A. The Company, through International Holdings, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Annual Information Form.
Components of Our Results of Operations
U.S. Operations
Revenue
Retail and Wholesale Revenue
The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute, and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.
Internationally, the Company also derives retail cannabis revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland, and Germany.
Management Fee Income
Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided. This revenue has declined significantly due to the Company ceasing to provide management services for several entities, often as a result of acquiring such entities.
Cost of Goods Sold
Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within U.S. state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.
Gross Profit
Gross profit is revenue less cost of goods sold. The Company does not utilize all available capacity as the Company has built operations ahead of current capacity needs with the expectation that the Company will continue to grow and in preparation of market expansion due to the introduction of adult-use in certain U.S. states as well as market growth. The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses
Domestically, salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market. In European operations, salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses.
Domestically, sales and marketing expenses consist of selling costs to support the Company’s retail stores including branding and marketing expenses, and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening. In Europe, sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of International Holdings medical cannabis products and are focused in two key markets, U.K. and Germany. The Company expects selling costs to increase as more markets come online and patient numbers increase in existing markets.
Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.
Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.
Other Income (Expense), net
Interest income
The Company had notes receivable with various parties that earned interest income.
Interest expense
Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.
Other income (expense), net
Other income consists of interest expenses related to lease liabilities, gains and losses related to investments, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt, and impairment losses. In international operations, other income primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company as well as gains and losses on the disposal of assets and liabilities.
Income taxes
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.
Domestically, as the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code (“Section 280E”), which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA, as defined herein) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.
SELECTED FINANCIAL INFORMATION
The following table sets forth selected financial information for the years indicated that was derived from our Financial Statements and the respective accompanying notes prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). See “Results of Operations” for the three months ended March 31, 2023 and 2022 herein for additional details.

The selected consolidated financial information set out below may not be indicative of Curaleaf’s future performance.

				Variance
	Three months ended			March 31, 2023 vs. December 31, 2022		March 31, 2023 vs. March 31, 2022
	March 31, 2023	December 31, 2022	March 31, 2022	$	%	$	%
Total revenue	$336,496	$344,947	$296,053	$(8,451)	(2)%	$40,443	14%
Cost of goods sold	175,746	228,593	134,742	(52,847)	(23)%	41,004	30%
Gross profit	160,750	116,354	161,311	44,396	38%	(561)	—%
Total operating expenses	144,309	153,701	134,983	(9,392)	(6)%	9,326	7%
Total other expense, net	(22,108)	(108,601)	(18,869)	86,493	80%	(3,239)	(17)%
Income tax expense	(40,686)	(38,562)	(41,450)	(2,124)	(6)%	764	2%
Net loss from continuing operations	(46,353)	(184,510)	(33,991)	138,157	75%	(12,362)	(36)%
Net loss from discontinued operations, net of tax	(10,116)	(78,239)	(4,273)	68,123	87%	(5,843)	(137)%
Net loss	(56,469)	(262,749)	(38,264)	206,280	79%	(18,205)	(48)%
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.37)	$(0.05)	$0.30	81%	$(0.02)	(40)%

The following tables summarize revenue by segment:

				Variance
	Three months ended			March 31, 2023 vs. December 31, 2022		March 31, 2023 vs. March 31, 2022
	March 31, 2023	December 31, 2022	March 31, 2022	$	%	$	%
Domestic revenues:
Retail revenue	$268,916	$273,230	$223,232	$(4,314)	(2)%	$45,684	20%
Wholesale revenue	54,209	59,507	63,713	(5,298)	(9)%	(9,504)	(15)%
Management fee income	788	713	877	75	11%	(89)	(10)%
Total domestic revenues	$323,913	$333,450	$287,822	$(9,537)	(3)%	$36,091	13%

				Variance
	Three months ended			March 31, 2023 vs. December 31, 2022		March 31, 2023 vs. March 31, 2022
	March 31, 2023	December 31, 2022	March 31, 2022	$	%	$	%
International revenues:
Retail revenue	$4,100	$3,302	$1,907	$798	24%	$2,193	115%
Wholesale revenue	7,895	7,722	5,948	173	2%	1,947	33%
Management fee income	588	473	376	115	24%	212	56%
Total international revenues	$12,583	$11,497	$8,231	$1,086	9%	$4,352	53%
The following table summarizes Total assets and Long-term financial liabilities as of March 31, 2023 and December 31, 2022:

	As of
	March 31, 2023	December 31, 2022
Total assets	$3,363,096	$3,411,251
Long-term liabilities	1,465,443	1,514,591
KEY QUARTERLY DEVELOPMENTS DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
•During the quarter ended March 31, 2023, the Company added a net of 2 new stores, closing the quarter with 147 retail locations.
•On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado, and Oregon, as well as the consolidation of their cultivation and processing operations in Massachusetts to a single facility in Webster that will ultimately result in the full closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The closures related to California, Colorado and Oregon, met ASC 205 held for sale criteria and qualify as discontinued operations under ASC 205.

•On January 10, 2023, the Company received a hybrid producer license from Connecticut’s Department of Consumer Protection, and on January 27, 2023, the Company launched adult-use cannabis sales at its dispensary in Stamford, Connecticut followed by the adult-use cannabis sales at its Hartford, Connecticut dispensary on March 1. 2023.
•On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) payable by Curaleaf by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes (the “Bloom Notes”) of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million. See Note 20 – Commitments and contingencies in the Company’s Financial Statements for additional details.
KEY DEVELOPMENTS SUBSEQUENT TO MARCH 31, 2023 AND ON THE HORIZON
•On April 10, 2023, the Company completed the acquisition of Deseret Wellness LLC, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million.
•On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on Monday morning, April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar) under the Company’s profile.
RESULTS OF OPERATIONS - CONSOLIDATED
The following tables summarize our results of operations for the three months ended March 31, 2023 and 2022 as well as those for the three months ended December 31, 2022:

				Variance
	Three months ended			March 31, 2023 vs. December 31, 2022		March 31, 2023 vs. March 31, 2022
	March 31, 2023	December 31, 2022	March 31, 2022	$	%	$	%
Revenues:
Retail revenue	$273,016	$276,532	$225,139	$(3,516)	(1)%	$47,877	21%
Wholesale revenue	62,104	67,229	69,661	(5,125)	(8)%	(7,557)	(11)%
Management fee income	1,376	1,186	1,253	190	16%	123	10%
Total revenue	336,496	344,947	296,053	(8,451)	(2)%	40,443	14%
Cost of goods sold	175,746	228,593	134,742	(52,847)	(23)%	41,004	30%
Gross profit	160,750	116,354	161,311	44,396	38%	(561)	—%
Gross profit margin	48%	34%	54%
Total operating expenses	144,309	153,701	134,983	(9,392)	(6)%	9,326	7%
Income from operations	16,441	(37,347)	26,328	53,788	144%	(9,887)	(38)%
Total other expense, net	(22,108)	(108,601)	(18,869)	86,493	80%	(3,239)	(17)%
(Loss) income before provision for income taxes	(5,667)	(145,948)	7,459	140,281	96%	(13,126)	(176)%
Income tax expense	(40,686)	(38,562)	(41,450)	(2,124)	(6)%	764	2%
Net loss from continuing operations	(46,353)	(184,510)	(33,991)	138,157	75%	(12,362)	(36)%
Net loss from discontinued operations, net of tax	(10,116)	(78,239)	(4,273)	68,123	87%	(5,843)	(137)%
Net Loss	(56,469)	(262,749)	(38,264)	206,280	79%	(18,205)	(48)%
Less: Net loss attributable to non-controlling interest	(2,089)	(2,418)	(1,775)	329	14%	(314)	(18)%
Net loss attributable to Curaleaf Holdings, Inc.	$(54,380)	$(260,331)	$(36,489)	$205,951	79%	$(17,891)	(49)%

Comparison of the three months ended March 31, 2023 and 2022
Revenue
Revenue for the three months ended March 31, 2023 was $336.5 million, an increase of $40.4 million or 14% compared to revenue of $296.1 million in the prior year comparable period. This increase was primarily attributable to organic and acquisitional growth that has occurred since the prior year comparable period, including the acquisition of Bloom Dispensaries (“Bloom”), the opening of several new dispensaries in the U.S., as well as the commencement of adult use sales in New Jersey.
Cost of Goods Sold
Cost of goods sold for the three months ended March 31, 2023 was $175.7 million, an increase of $41.0 million or 30% compared to cost of goods sold of $134.7 million in the prior year comparable period. The increase in cost of goods sold was primarily associated with the increase in revenue as described above.
Gross Profit
Gross profit for the three months ended March 31, 2023 was $160.8 million, or 48% of revenue, compared to $161.3 million or 54% of revenue, in the prior year comparable period. The change in gross profit is directly attributable to the change in revenue and cost of goods sold described above as well as price compression in several markets.
Comparison of the three months ended March 31, 2023 to the three months ended December 31, 2022
Revenue
Revenue was $336.5 million for the three months ended March 31, 2023 compared to $344.9 million in the prior quarter, which represents a decrease of $8.5 million or 2%, as a result of an 8% decrease in wholesale revenue.
Cost of Goods Sold
Cost of goods sold for the three months ended March 31, 2023 was $175.7 million, a decrease of $52.8 million or 23% compared to cost of goods sold of $228.6 million in the prior quarter. The primary driver of the decrease was the inventory write-down in the three months ended December 31, 2022 that was not repeated in the current period.
Gross Profit

Gross profit for the three months ended March 31, 2023 was $160.8 million, or 48% of revenue, compared to $116.4 million, or 34% of revenue in the prior quarter. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold, described above.
Total Operating Expenses

				Variance
	Three months ended			March 31, 2023 vs. December 31, 2022		March 31, 2023 vs. March 31, 2022
	March 31, 2023	December 31, 2022	March 31, 2022	$	%	$	%
Salaries and benefits	$55,403	$51,006	$53,804	$4,397	9%	$1,599	3%
Sales and marketing	9,478	12,952	8,258	(3,474)	(27)%	1,220	15%
Rent and occupancy	12,739	14,025	11,830	(1,286)	(9)%	909	8%
Travel	1,810	2,851	1,870	(1,041)	(37)%	(60)	(3)%
Professional fees	11,375	10,015	8,514	1,360	14%	2,861	34%
Office supplies and services	12,955	9,843	5,692	3,112	32%	7,263	128%
Other	8,414	14,754	10,614	(6,340)	(43)%	(2,200)	(21)%
Total selling, general, and administrative	112,174	115,446	100,582	(3,272)	(3)%	11,592	12%
Depreciation and amortization	30,426	31,363	26,729	(937)	(3)%	3,697	14%
Share-based compensation	1,709	6,892	7,672	(5,183)	(75)%	(5,963)	(78)%
Total operating expenses	$144,309	$153,701	$134,983	$(9,392)	(6)%	$9,326	7%

Comparison of the three months ended March 31, 2023 and 2022
Total operating expenses for the three months ended March 31, 2023 were $144.3 million, an increase of $9.3 million or 7%, compared to $135.0 million for the prior year comparable period. Total operating expenses represented 43% of total revenue in the three months ended March 31, 2023 compared to 46% in the prior year comparable period. The increase in total operating expenses was primarily driven by higher office supplies and services due to the Company’s expansion in the number of retail dispensaries from 128 at March 31, 2022 to 147 at March 31, 2023 along with an increase in depreciation and amortization expense reflective of the operational and acquisitional asset growth, partially offset by a decrease in share-based compensation period over period.
Comparison of the three months ended March 31, 2023 to the three months ended December 31, 2022
Total operating expenses for the three months ended March 31, 2023 were $144.3 million, a decrease of $9.4 million or 6%, compared to $153.7 million in the prior quarter. Operating expenses represented 43% of total revenue in the three months ended March 31, 2023 and 45% in the three months ended December 31, 2022. The decrease in total operating expenses was primarily due to lower share-based compensation and sales and marketing, partially offset by higher spend on office supplies and services.
Total Other Income (Expense), net

				Variance
	Three months ended			March 31, 2023 vs. December 31, 2022		March 31, 2023 vs. March 31, 2022
	March 31, 2023	December 31, 2022	March 31, 2022	$	%	$	%
Interest income	$22	$35	$59	$(13)	(37)%	$(37)	(63)%
Interest expense	(12,103)	(16,413)	(13,007)	4,310	26%	904	(7)%
Interest expense related to lease liabilities and financial obligations	(10,678)	(8,251)	(7,293)	(2,427)	(29)%	(3,385)	(46)%
Loss on impairment	—	(96,179)	—	96,179	(100)%	—	nm
Other income, net	651	12,207	1,372	(11,556)	(95)%	(721)	(53)%
Total other expense, net	$(22,108)	$(108,601)	$(18,869)	$86,493	(80)%	$(3,239)	17%

nm = not meaningful

Comparison of the three months ended March 31, 2023 and 2022
Total other expense, net for the three months ended March 31, 2023 was $22.1 million, an increase of $3.2 million, or 17%, compared to $18.9 million in the prior year comparable period. The increase in total other expense, net is primarily attributable to higher interest expense.

Provision for Income Taxes
The Company recorded an income tax expense from continuing operations of $40.7 million for the three months ended March 31, 2023, a decrease of $0.8 million, or 2%, compared to an income tax expense from continuing operations of $41.5 million for the prior year comparable period. The decrease in income tax expense was primarily due to a decrease in gross profit of certain of the Company’s subsidiaries that are subject to the restrictions of Section 280E.
Net Loss from continuing operations
Net loss from continuing operations for the three months ended March 31, 2023 was $46.4 million, an increase in net loss of $12.4 million, or 36%, compared to a net loss of $34.0 million for the prior year comparable period. The increase in net loss is primarily due to higher cost of goods sold.
Net Loss from discontinued operations
Net loss from discontinued operations for the three months ended March 31, 2023 and 2022 was $4.3 million and $10.1 million, respectively, an increased loss of $5.8 million. The increase in net loss from discontinued operations is due to the timing of the decision to cease operations as the first quarter of 2022 had a full quarter of discontinued operations, while those operations had ceased in January of 2023.
Comparison of the three months ended March 31, 2023 to the three months ended December 31, 2022
Total Other Income (Expense), net
Total other expense, net for the three months ended March 31, 2023 was $22.1 million, a decrease of $86.5 million, or 80%, compared to $108.6 million in the prior quarter. The decrease in total other expense, net is primarily due to the prior quarter including $96.2 million in loss on impairment (for further details see Note 10 – Goodwill and intangible assets, Note 8 – Property, plant and equipment, net, and Note 9 – Leases in the Company’s Annual Financial Statements).
Provision for Income Taxes
The Company recorded an income tax expense from continuing operations of $40.7 million for the three months ended March 31, 2023, an increase of $2.1 million or 6% compared to an income tax expense from continuing operations of $38.6 million in the prior quarter. The increase in income tax expense was primarily due to favorable discrete items recorded during the prior quarter.
Net Loss from continuing operations
Net loss from continuing operations for the three months ended March 31, 2023 was $46.4 million, a decrease in net loss of $138.2 million, or 75%, compared to a net loss of $184.5 million in the prior quarter. The decrease in net loss was primarily due to lower other expense, net as a result of the loss on impairments during the fourth quarter of 2022 as described above.
Net Loss from discontinued operations
Net loss from discontinued operations for the three months ended March 31, 2023 and the three months ended December 31, 2022 decreased by $68.1 million from $78.2 million to $10.1 million, respectively. Cost reduction measures began in the fourth quarter of 2022, which had the effect of reducing costs and loss in the first quarter of 2023.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s reverse takeover transaction, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, and the private placement of $475 million aggregate principal amount of senior secured notes due 2026 (the “Senior Secured Notes - 2026”) completed in December 2021. The Company’s ability to fund its operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to, among other factors, prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” section of the Company’s Annual MD&A and the “Risk Factors” section of the Company’s Annual Information Form.
As of March 31, 2023, the Company had $115.8 million of cash and cash equivalents and working capital (current assets minus current liabilities) of $54.7 million, compared to $163.2 million of cash and cash equivalents and $132.8 million of working capital as of December 31, 2022. The decrease of $78.1 million in working capital was primarily due to a decrease in cash on hand and an increase in accounts payable, offset by an increase in inventories and assets held for sale at March 31, 2023 as compared to December 31, 2022.
The Company is generating cash from sales and is investing its capital in current operations and new acquisitions that are expected to generate additional earnings in the long term.
The Company expects that its cash on hand and cash flows from operations, along with private and/or public financings, will be adequate to meet its capital requirements and operational needs for the next 12 months.
Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Three months ended March 31,		Variance
	2023	2022	$	%
Net cash provided by (used in) operating activities from:
Continuing operations	$30,626	$90,212	$(59,586)	66%
Discontinued operations	(16,470)	(44,589)	28,119	63%
Net cash provided by operating activities	14,156	45,623	(31,467)	69%
Net cash used in investing activities from:
Continuing operations	(29,269)	(89,076)	59,807	67%
Discontinued operations	—	(7,518)	7,518	100%
Net cash used in investing activities	(29,269)	(96,594)	67,325	70%
Net cash used in financing activities from:
Continuing operations	(32,237)	(4,779)	(27,458)	(575)%
Discontinued operations	(123)	(111)	(12)	(11)%
Net cash used in financing activities	(32,360)	(4,890)	(27,470)	(562)%
Net decrease in cash	$(47,473)	$(55,861)	$8,388	15%
Operating Activities
During the three months ended March 31, 2023 and 2022, operating activities from continuing operations provided $30.6 million and $90.2 million of cash, respectively. For the three months ended March 31, 2023, cash provided by changes in operating assets and liabilities was primarily attributable to an increase in income taxes payable and accrued expenses offset by an increase in inventories to support growth in operations and a decrease in accounts payable. For the three months ended March 31, 2022, cash provided by in changes in operating assets and liabilities was primarily attributable to an increase in income taxes payable and accounts payable and a decrease in accounts receivable offset by an increase in prepaid expenses and other assets.
During the three months ended March 31, 2023, operating activities from discontinued operations used $16.5 million of cash compared to cash use of $44.6 million for the three months of March 31, 2022 as a result of cost saving measures and initial closure activities completed in the relevant states.
Investing Activities
During the three months ended March 31, 2023 and 2022, investing activities from continuing operations used $29.3 million and $89.1 million, of cash, respectively. For the three months ended March 31, 2023, cash used in investing activities from continuing operations was primarily attributable to purchases of property and equipment. For the three months ended March 31, 2022, cash used in investing activities from continuing operations was primarily attributable to payments for the Bloom and Sapphire acquisitions and purchases of property and equipment offset by proceeds from the consolidation of acquisitions.
Financing Activities

During the three months ended March 31, 2023 and 2022, financing activities used $32.2 million and $4.8 million, respectively, of cash. During the three months ended March 31, 2023, cash used by financing activities was almost exclusively attributable to principal payments on notes payable related to the Bloom notes. During the three months ended March 31, 2022, cash used by financing activities was primarily attributable to remittances of statutory withholdings on share-based payments.
Contractual Obligations and Commitments
The Company leases space for its offices, cultivation centers, and retail dispensaries. Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.
The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Condensed Interim Consolidated Balance Sheets. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.
The Company leases machinery and equipment under leases that are of low-value or short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended March 31, 2023 and 2022 were immaterial.
Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates up to 8% per annum:

Period	Amount
2023 (remaining nine months)	$25,421
2024	53,500
2025	60,000
2026	475,000
2027	4,048
Total future debt obligations	$617,969
SUMMARY OF QUARTERLY RESULTS
The following summary of quarterly results are presented on a consolidated basis including discontinued operations:

	Three months ended
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Revenue	$336,496	$352,492	$339,726	$333,754	$310,370	$308,675	$315,699	$311,293
Cost of goods sold	175,746	274,392	177,905	154,894	150,120	161,950	172,673	158,667
Gross profit	160,750	78,100	161,821	178,860	160,250	146,725	143,026	152,626
Operating expenses	144,309	159,634	142,685	149,122	139,962	136,235	143,074	125,142
Other expense, net	(22,108)	(167,687)	(23,946)	(3,315)	(19,109)	(50,862)	(35,700)	(15,862)
Net loss	(56,469)	(262,749)	(54,156)	(21,762)	(38,264)	(75,500)	(86,538)	(26,043)
Less: Net (loss) income attributable to redeemable non-controlling interest	(2,089)	(2,418)	(2,767)	127	(1,775)	(2,541)	(3,220)	(2,941)
Net loss attributable to Curaleaf Holdings, Inc.	(54,380)	(260,331)	(51,389)	(21,889)	(36,489)	(72,959)	(83,318)	(23,102)
Loss per share - basic and diluted	$(0.07)	$(0.36)	$(0.07)	$(0.03)	$(0.05)	$(0.10)	$(0.12)	$(0.03)
Weighted average SVS outstanding - basic and diluted	718,117,628	715,796,271	709,638,533	709,965,526	708,897,273	707,450,310	703,545,262	701,668,932
The above results were significantly impacted by the acquisitions which occurred in each quarter, as well as organic growth.
During the year ended December 31, 2022, the Company completed the following acquisitions:
(i)Q1 2022: Bloom Dispensaries;
(ii)Q1 2022: Sapphire Medical Clinics Limited (“Sapphire Medical”);

(iii)Q2 2022: Natural Remedy Patient Center, LLC;
(iv)Q3 2022: Pueblo West Organics;
(v)Q3 2022: Four20 Pharma GmbH;
(vi)Q3 2022: Broad Horizon Holdings, LLC; and
(vii)Q4 2022: Tryke Companies (dba Reef Dispensaries).
There were no acquisitions during the quarter ended March 31, 2023.
Each successive acquisition, in combination with organic growth, resulted in higher revenues period-over-period; however, acquisitional growth did not outpace the reduction in wholesale revenue between the third quarter of 2021 and the fourth quarter of 2022.
OFF-BALANCE SHEET ARRANGEMENTS
As of March 31, 2023, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three months ended March 31, 2023 and 2022.

	Related party transactions
	Three months ended March 31,		Balance receivable (payable) as of
Transaction	2023	2022	March 31, 2023	December 31, 2022
Consulting fees (1)	$166	$542	$—	$—
Travel and reimbursement (2)	—	297	—	—
Rent expense reimbursement (3)	(42)	(42)	—	—
Senior Secured Notes - 2026 (4)	217	231	(10,000)	(10,000)
	$341	$1,028	$(10,000)	$(10,000)

(1) Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial for the three months ended March 31, 2023 and were $0.5 million for the three months ended March 31, 2022. The total consulting fees paid to Frontline Real Estate Partners, LLC were immaterial for the three months ended March 31, 2023 and 2022.
(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions
(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.
(4) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For three months ended March 31, 2022, the Company recognized interest expense under the Promissory Note - 2024. For the three months ended March 31, 2023, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.
The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,
Key management personnel compensation	2023	2022
Short-term employee benefits	$1,695	$2,529
Other long-term benefits	10	11
Share-based payments	(893)	4,354
	$812	$6,894

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES
Recently Issued Accounting Standards
The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The accompanying Interim Financial Statements have been prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board (“FASB”). The Company’s significant accounting policies and methods of application are described in Summary of significant accounting policies in the Company’s Annual Financial Statements. The Interim Financial Statements have been prepared consistent with those accounting policies.
The Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. and the notes thereto, included in the Company’s Annual Financial Statements.
Discontinued Operations
The Company classifies items as discontinued operations in accordance with ASC 205 - Presentation of Financial Statements (“ASC 205”). A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded.
When the Company makes the decision to sell an asset or group of assets, it is evaluated to determine if it is simply held for sale or if it qualifies as a discontinued operation based on the three criteria described above as outlined in ASC 205. When a component of the Company qualifies as discontinued operations, the results of the component are presented as a part of assets held for sale in the Condensed Interim Consolidated Balance Sheets, separately as net income (loss) from discontinued operations in the Condensed Interim Consolidated Statements of Operations, and separately per each type of cash flow (net cash provided by (used in) operating activities from discontinued operations, net cash provided by (used in) financing activities from discontinued operations, and net cash provided by (used in) investing activities from discontinued operations) in the Condensed Interim Consolidated Statements of Cash Flows. Additionally, the summarized results of discontinued operations and the major classes of assets and liabilities are disclosed in a separate footnote (see Note 3 — Discontinued operations in the Company’s Interim Financial Statements).
Summary of significant accounting policies
There have been no changes to the Company’s significant accounting policies as described in Note 2 — Basis of presentation in the Company’s Annual Financial Statements.
SUMMARY OF OUTSTANDING SHARE DATA
The Company had the following securities issued and outstanding as of May 16, 2023:

Securities	Number of Shares
Issued and Outstanding:
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	624,708,547
Restricted Share Units	2,840,618
Stock Options	21,881,157

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, and long-term debt. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets, and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at March 31, 2023 and 2022 is the carrying amount of cash and cash equivalents, accounts receivable, and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.
The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the notes; the first of which was paid on June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes are each $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.
The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty. As part of a settlement agreement reached in April 2023 between the Company and the former owners of Bloom, the parties have agreed to reduce the future principal payments of the Bloom Notes by $10 million. The Company will settle in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.
Market Risk
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of March 31, 2023 and 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time, nor does the Company believe that any additional steps are necessary to mitigate currency risk at this time due to the relative stability of foreign currencies the Company transacts in as well as the immateriality of the foreign currency transactions.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost, which typically do not change unless there is a modification to an underlying agreement. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.
REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS
In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those U.S. states where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.
The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, , sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities

As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of Condensed Interim Consolidated Balance Sheets and Condensed Interim Consolidated Statements of Operations exposure to U.S. cannabis-related activities is nearly 100%.
U.S. Federal Overview
The Controlled Substances Act
The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.
The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 47 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 22 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and
121 U.S.C. 812(b)(1).
2Cannabis containing THC is more commonly referred to in state laws and regulations as marijuana. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.
3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.
4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment will remain in effect through the fiscal year, which ends September 30, 2023. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. It is unclear when these agencies would complete their respective reviews nor is it clear whether the reviews would result in any change in the classification of marijuana.
On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.
Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.
The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.
The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).
The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital. The CAOA failed to pass the 117th Congress.
Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives would have decriminalized and de-scheduled cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on April 1, 2022, but was not taken up in the Senate before the end of the 117th Congress.
There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-

charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.
In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.
In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Acts has since been introduced and has passed the U.S. House of Representatives several times, but still awaits action from the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the Controlled Substance Act, the FDA’s stated position remains that it is a prohibited act under the Federal Food,
5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.
6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.7 However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota, the legalization of adult-use in South Dakota was later nullified by state courts for procedural reasons. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly. In the 2022 election cycle, voters in Arkansas, North Dakota and South Dakota rejected ballot measures aimed at legalizing recreational use of cannabis while in two other states, Maryland and Missouri, votes approved measures legalizing cannabis for adult use.
The results of the 2022 Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the CAOA, the SAFE Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the Republicans, who have tended to be less supportive than Democrats of federal cannabis reforms, took control of the United States House of Representatives, which could impact the prospects for cannabis reform legislation.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the
7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. The Company believes that neither regulatory action will have a material impact on its operations in either state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.
The government relations department, consisting of two vice presidents, Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.
Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the operations of the Company and the Company.
The U.S. States The Company Operates In, Their Legal Framework and How It Affects Our Business
The chart below depicts (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use, and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.
Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state, and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.
All of the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol (“CBG”). The Company has a 74,000 square foot processing/handling facility in Lexington.

State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities	Cultivation Sites	Square Feet	Permitted Products
							Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	4	4	219,488	X(1)	X	X	X(4)	X
CO	2000	2012	1	1	3	2,195,475	X	X	X	X(5)	X
CT	2012	2021	4	1	1	60,000	X(1)	X	X	—	X
FL	2014	—	58	2	3	460,772	X(2)	X	X	X	X(3)
IL	2013	2019	10	1	1	125,000	X	X	X	—	X
ME	1999	2019	5	2	1	126,800	X(1)	X	X	X	X
MD	2013	2023	4	1	1	55,000	X(2)	X	X	X(7)	X
MA	2012	2016	4	1	2	157,000	X(1)	X	X	X	X
MI	2008	2018	3	1	—	—	X(1)	X	X	—	—
MO	2018	2022	—	1	—	—	—	—	X	—	—
NV	2013	2016	7	3	3	164,244	X(1)	X	X	X	X
NJ	2010	2020	3	2	2	153,150	X(1)	X	X	X(7)	X(3)
NY	2014	2021	4	1	1	142,500	X(2)	X	X	X(7)	X
ND	2016	—	4	1	1	33,000	X	—	X	X(3)	X
OH	2016	—	2	1	1 Level 1	30,000	X(1)	X	X	—	X
OR	1998	2014	1	2	1	37,000	X(1)	X	X	X	X
PA	2016	—	18	2	2	125,000	X(2)	—	X	—	—
UT	2018	—	1	2	1	90,000	X	X(6)	X	X	X
VT	2004	2022	2	1	1	13,000	X	X	X	X	X

					(1)	Extracted oils only
					(2)	Oil-based formulations only
					(3)	Permitted with approval
					(4)	Medical use only
					(5)	In select areas
					(6)	With limits
					(7)	Permitted, however Curaleaf dispensaries do not offer home delivery at this time

Arizona
Arizona Licensing Scheme
Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and processing and cultivation sites can be used by third party companies. Arizona does not recognize third party companies and although they operate, the ultimate responsibility for compliance falls on the license holder themselves. As of March 31, 2023, there were approximately 169 operating dispensaries.
Arizona Medical Patient Requirements
For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, post-traumatic stress disorder (“PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”), and seizures, including from epilepsy.
As indicated in the chart above, all categories of product are allowed to be sold as either adult use or medical except for edibles over 100-mg THC per package, which must be sold to medical patients only. Adult use edibles cannot be more than 10mg THC per serving or 100mg THC per package. AZDHS determines whether a product is either adult use or medical at the time of dispensing so an adult use cultivation facility can make products that can be sold as medical through a dispensary as long as it meets the same requirements for medical.
Arizona Recent and Proposed Legislation
Recently proposed legislation currently under review in Arizona includes H2260: Medical Marijuana; Medical Conditions, which would expand the listing of qualified medical conditions to obtain a medical card; H2545: Marijuana: Social Equity Ownership Licenses, which would prohibit holders of a social equity ownership marijuana establishment license from transferring such license within the first 10 years of issuance; H2792: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana; H2828: Department of Marijuana Regulation, which establishes the Arizona Department of Marijuana Regulation (“ADMR”) for the purpose of administering the Arizona Medical Marijuana Act and status governing the responsible adult use of marijuana; and, S1715: Hemp-Derived Manufactured Cannabinoids; Prohibition, which excludes "hemp-derived manufactured psychotropic cannabinoids” from the definition of “marijuana” and “marijuana products” and adds such to the definition of “usable marijuana”.
California
California Licensing Scheme
California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue; however, some jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration; however, California does define specific cultivation license types by canopy size.
California Medical Patient Requirements
Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).
California Recent and Proposed Legislation

On October 6, 2021, California Governor Gavin Newsom signed Assembly Bill 45 (“AB 45”) into law. AB 45 permits the manufacture and sale of products that contain hemp derived CBD including foods, beverages, dietary supplements, cosmetics, and pet products. Under AB 45, the California Department of Public Health (“CDPH”) will serve as the primary regulator of hemp derived CBD products. The CDPH has three primary requirements to manufacture and sell hemp products in California: (1) possess a license or registration for your specific commodity (such as processed food registration); (2) obtain an Industrial Hemp Enrollment and Oversight (IHEO) authorization for each commodity; and (3) comply with CDPH law, such as the Sherman Food, Drug and Cosmetic law and the 2018 Farm Bill. The DCC plan to integrate industrial hemp into the cannabis supply chain remains to be released and approved.
California Operations
As per the Company's press release from January 6, 2023, in an effort to streamline the business, the majority of the Company’s operations in California are being proactively closed beginning in 2023.
Colorado
Colorado Licensing Scheme
Colorado’s licensing body is the Marijuana Enforcement Division (“MED”). The market is divided into medical and retail (adult-use) classes of which there are the following types of licenses: cultivation, stores, delivery, hospitality, operators, manufacturers, testing facilities, and transporters. Regulators in Colorado have not placed a limit on the number of licenses and as of March 31, 2023, there were approximately 671 adult use stores licenses and 374 medical store licenses issued.
Colorado Medical Patient Requirements
For both medical and retail operations, an owner of three to five cultivations must own at least one store, an owner of six to eight cultivations must own at least two stores, and an owner of nine to eleven cultivations must own at least three stores. Cultivations have plant count limits, divided by tiers. Medical stores have flower inventory limits based on the number of patients assigned or the number of sales in prior month (whichever is greater).
For medical card holders, acceptable diagnoses include any “condition for which a physician could prescribe an opioid.” Specific conditions may include, but are not limited to: autism spectrum disorder, cachexia, cancer, chronic pain, chronic nervous system disorders, glaucoma, HIV or AIDS, nausea, persistent muscle spasms, PTSD, and seizures.
Beginning January 1, 2022, medical patients under 21 were restricted to purchasing no more than two grams of concentrate per day and will need two physicians from different practices to approve their medical cards. Limits on the potency of purchased concentrate can also be established by the physician’s recommendation.
Colorado Operations
As per the Company's press release from January 6, 2023, in an effort to streamline the business, the majority of the Company’s operations in Colorado are being proactively closed beginning in 2023.
Connecticut
Connecticut Licensing Scheme
The Connecticut Department of Consumer Protection (the “DCP”) is responsible for licensing and regulating both medical and adult-use cannabis establishments in Connecticut. The market is divided in the following types of licenses: retail, cultivation, production, and bakery. There is currently no limit on the number of licenses available and one license grants the applicant one site (retail, cultivation, production, or bakery). As of March 31, 2023, there were 18 operational dispensaries. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.
Connecticut Medical Patient Requirements
For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson’s Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn’s Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders, and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment, and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.
Connecticut Recent and Proposed Legislation
Effective July 1, 2021, adult-use was legalized in Connecticut. There are 14 different cannabis license types and registrations issued by the DCP that fall into the following categories: growing, manufacturing, sales, delivery and transportation, and individual licenses and registrations. Applications for licenses became available on February 3, 2022. Each municipality must approve zoning to allow for cannabis establishments including retailers and micro-cultivators. Municipalities also have the authority to establish restrictions, make zoning updates, and collect certain tax. The provisional license does not allow an adult-use cannabis establishment to commence operations until all final license requirements are met. As of March 31, 2023, the DCP approved 25 provisional retail licenses. Retail sales of adult-use cannabis commenced in Connecticut on January 10, 2023.
Florida
Florida Licensing Scheme
Florida’s licensing body is the Department of Health Office of Medical Marijuana Use (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.
Florida Medical Patient Requirements
For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification, and chronic non-malignant pain.
Illinois
Illinois Licensing Scheme
Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (“IDFPR”) for retail, and Illinois Department of Agriculture for cultivation/processing. The main classes of licenses include retail, cultivation, craft growers, infusers, and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of March 31, 2023, there were approximately 132 adult use operational dispensaries.
Illinois Medical Patient Requirements
For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury, and patients with valid opioid prescriptions.
Illinois Recent and Proposed Legislation
In June 2019, Illinois legalized adult-use cannabis pursuant to the Cannabis Regulation and Tax Act (the “IL Act”). Effective January 1, 2020, Illinois residents 21 years of age and older may possess up to 30 grams of cannabis (nonresidents may possess up to 15 grams). The IL Act authorizes IDFPR to issue up to 75 Conditional Adult-Use Dispensing Organization licenses before May 1, 2020 and an additional 110 conditional licenses during 2021. No person may hold a financial interest in more than 10 dispensing organizations. Existing medical dispensaries were able to apply for an “Early Approval Adult-use Dispensing Organization License” to serve adult purchasers at an existing medical dispensary or at a secondary site. The IDFPR also held an application period for Conditional Adult-Use Cannabis Dispensary Licenses from December 10, 2019 through January 2, 2020. On September 3, 2021, the IDFPR announced the results of the lotteries to award 185 conditional adult-use dispensing licenses. On June 23, 2022 a corrective lottery was conducted for up to 75 additional licenses. As of March 31, 2023, 185 conditional licenses have been issued.
Kentucky
Kentucky Licensing Scheme
Kentucky’s hemp program was introduced in 2013 when the Kentucky state legislature passed Senate Bill 50, “An Act Relating to Industrial Hemp.” The program is regulated by the Kentucky Department of Agriculture. The market is divided into two main classes of licenses: growers, and processor/handlers. As of July 2020, there were 970 licensed growers, and 170 licensed processor/handlers.
Curaleaf holds a hemp processor/handler license in Kentucky and leases a 74,000 square foot facility in Lexington. This industrial scale manufacturing facility distributes hemp-derived products, mainly cannabinoids such as CBD and CBG, at wholesale quantities to certain Curaleaf licensed medical cannabis facilities in other states, as permitted by applicable federal and state regulations. In addition, this facility serves as a centralized hub for key equipment and supplies to support Curaleaf’s national operations. During the early onset of the COVID-19 pandemic, the facility also produced and distributed hand sanitizer to Curaleaf facilities across the U.S.
Kentucky Recent and Proposed Legislation
On November 15, 2022, Kentucky Governor Andy Beshear issued two different Executive Orders. The first order effectively permits persons in Kentucky to possess the greater of the amount of marijuana that may be lawfully purchased in another state in which medical marijuana is permissible but in no event more than eight ounces so long as the person has a written medical certification from a licensed medical provider in either Kentucky or the person’s home state establishing that the person suffers from one of the enumerated conditions in the Executive Order. The second order followed a decision in August from a Kentucky Circuit court in which the court held that delta-8-THC derived from Kentucky hemp is itself legally compliant hemp under Kentucky law. In the Executive Order, the Governor Beshear declared that delta-8-THC is not a controlled substance under either federal or state law and directed state agencies to implement and enforce state regulations around delta-8-THC.
Maine
Maine Licensing Scheme
Maine’s licensing body is the Department of Administrative and Financial Services Office of Cannabis Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation and manufacturing (one license grants one dispensary, cultivation or manufacturing facility). As of March 31, 2023, there were approximately 123 adult use dispensaries in operation.
Maine Medical Patient Requirements
For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.
Maryland
Maryland Licensing Scheme
Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory, and ancillary business. Each issued license is associated with one facility. As of March 31, 2023, there were approximately 97 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license, and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.
Maryland Medical Patient Requirements
For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.
Maryland Recent and Proposed Legislation
On November 8, 2022, Maryland voters, through a public ballot initiative, approved the legalization of adult-use cannabis. As of July 1, 2023, it will be legal for adults 21 and older to use cannabis and possess up to 1.5 ounces. Retail sales are not expected to begin until 2024..
Massachusetts
Massachusetts Licensing Scheme
Massachusetts’ licensing body for medical and adult-use is the Cannabis Control Commission. The market is divided into the following types of licenses: retail, cultivation, production manufacturing, testing laboratory, transporter, research, and delivery. Each issued license is associated with one facility and as of March 31, 2023, there were approximately 96 operational Medical Treatment Centers (“MTCs”). No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three MTCs.
Massachusetts Medical Patient Requirements
For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn’s disease, Parkinson’s disease, and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient’s healthcare provider.
Michigan
Michigan Licensing Scheme
Michigan’s licensing body for both medical and adult-use is the Cannabis Regulatory Agency. The market is divided into the following types of licenses: Grower Class A, Grower Class B, Grower Class C, processor, provisioning center (retail), Safety Compliance Facility, and secure transporter.
Michigan Medical Patient Requirements
For medical use, acceptable diagnoses include: cancer, glaucoma, HIV Positive, AIDS, hepatitis C, ALS, Crohn’s Disease, Agitation of Alzheimer’s Disease, nail patella, PTSD, Obsessive Compulsive Disorder, arthritis, rheumatoid arthritis, spinal cord injury, colitis, inflammatory bowel disease, ulcerative colitis, Parkinson’s Disease, Tourette’s Disease, autism, chronic pain, cerebral palsy, a chronic or debilitating disease or medical condition or its treatment that produces one or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures (including but not limited to those characteristic of epilepsy); or severe and persistent muscle spasms (including but not limited to those characteristic of MS).
Missouri
Missouri Licensing Scheme
Missouri’s licensing body is the Missouri Department of Health and Senior Services (“DHSS”). The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, and testing facility. As of March 31, 2023, there were approximately 196 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Facilities must be majority owned (>50%) by natural persons who have been residents of Missouri for at least one year. No more than three cultivation, no more than three manufacturing, and no more than five dispensary licenses shall be issued to any entity under substantially common control, ownership, or management.

Missouri Medical Patient Requirements
For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease, and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia, and wasting syndrome.
Missouri Recent and Proposed Legislation
On November 8, 2022, Missouri voters approved a constitutional amendment to allow for the legalization of adult use cannabis. On December 8, 2022, existing medical license holders will be permitted to apply to switch their business to adult use. DHSS must take action on those applications within 60 days but anticipates doing so prior to the deadline as soon as the agency has rules in place. The first adult-use retail sales are expected to occur in early 2023.
Nevada
Nevada Licensing Scheme
Nevada’s licensing body for medical and adult-use is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, production, distribution, dispensary/retail, and testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of March 31, 2023, there were 99 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.
The licensing round for consumption lounge licenses was held from October 14, 2022 through October 27, 2022. Once granted, a license cannot be moved outside of that local jurisdiction. There are currently no active licensing rounds or planned rounds. Additionally, there is no set limit on size/structure, each facility is individually assessed and approved by the CCB and the applicable local jurisdiction. The Company submitted the initial Consumption Lounge licensing application and is awaiting notification of whether the Company has been awarded a prospective license. If awarded a prospective license the Company will have 120 days to complete additional documentation required to proceed to the suitability portion of the application process. There are a total of 40 Retail-Attached licenses possible. 20 Retail-Attached applications were received by the CCB. There are another 20 Independent licenses possible, of which 10 are designated for Social Equity applicants.
Location limits per Nevada Revised Statutes (“NRS”) are as follows: The physical address where the proposed medical cannabis establishment will be located and the physical address of any co-owned additional or otherwise associated medical cannabis establishments, the locations of which may not be within 1,000 feet of a public or private school that provides formal education traditionally associated with preschool or kindergarten through grade 12 and that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB, within 300 feet of a community facility that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB or, if the proposed medical cannabis establishment will be located in a county whose population is 100,000 or more, within 1,500 feet of an establishment that holds a nonrestricted gaming license. CCB approval is required for all actions including transfers of interest, ownership, and management service agreements. Each issued license is associated with one facility.
Nevada Medical Patient Requirements
For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.
New Jersey
New Jersey Licensing Scheme

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. As of March 31, 2023, the market consisted of cultivation, manufacturing, retail, and delivery licenses. Cultivation facilities have a 150,000 square foot limit on canopy size and one license grants access to one facility. As of March 31, 2023, there were approximately 38 operational medical dispensaries. Adult use sales began on April 21, 2022. Edibles are currently allowed, but exclude baked goods.
New Jersey Medical Patient Requirements
For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.
New York
New York Licensing Scheme
New York’s licensing body, the Office of Cannabis Management (“OCM”) approves entities to operate as “registered organizations” under the Compassionate Care Act, as amended by the Marihuana Regulation and Taxation Act (“MRTA”). Each registered organization is vertically integrated and can operate one cultivation/processing facility and up to four dispensaries.
Licenses under New York’s medical cannabis program are valid for two years from the date of issuance and registered organizations are required to submit a renewal application not more than six months nor less than four months prior to expiration. Registered organizations must ensure that no medical cannabis product is sold, delivered, transported or distributed by a producer from or to a location outside of New York. As of March 31, 2023, there were 40 operational dispensing facilities.
New York Medical Patient Requirements
On January 24, 2022, the OCM announced the launch of a new Medical Cannabis Program certification and registration system expanding the existing medical cannabis program. Moving forward, the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis.
New York Recent and Proposed Legislation
On November 21, 2022, the New York Cannabis Control Board released draft regulations implementing the Adult-Use Cannabis program as contemplated by the MRTA. Among these regulations were specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult-use market. Of note, registered organizations are prohibited from applying for a retail sales license until three years after adult-use sales have commenced. These draft regulations are subject to a 60-day public comment period following its date of publication in the New York State Register. The draft regulations were published in the Register on December 14, 2022.
The Cannabis Control Board also issued the first of its Conditional Adult Use Retail Dispensary licenses, designated for justice-involved applicants, to 36 groups or individuals.
North Dakota
North Dakota Licensing Scheme
The licensing body is the North Dakota Department of Health, Medical Marijuana Division (“NDDOH”). The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility.
The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring, and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. Additional subcategories of cultivation only and manufacturing licenses only were established in October 2022. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.
North Dakota Medical Patient Requirements

For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer’s disease or related dementia; Crohn’s disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.
North Dakota Recent and Proposed Legislation
On November 8, 2022, North Dakota voters rejected an adult-use program via initiated ballot measure.
Ohio
Ohio Licensing Scheme
Ohio’s licensing bodies are the Department of Commerce (grow/processing) and the Board of Pharmacy (dispensary). The market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of March 31, 2023, there were approximately 81 operational dispensaries.
Ohio Medical Patient Requirements
For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.
Oregon
Oregon Licensing Scheme
Oregon’s recreational licensing body is the Oregon Liquor and Cannabis Commission and medical licensure is overseen by the Oregon Health Authority (“OHA”). Neither licensing body has set a limit on the number of licenses able to be issued. Recreational license classes include producer, processor, wholesale, laboratory, retail, and research certificate, while medical licenses are issued for growers, processors, dispensaries, physicians, and laboratories.
Nearly 90% of licensed medical growers in Oregon grow for only one patient, and there are a total of two medical dispensaries in the state. No medical processor in the state has applied for a new license or renewed an existing license since 2018.
Oregon Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer, glaucoma, a degenerative or pervasive neurological condition, HIV/AIDS, PTSD, a medical condition or treatment for a medical condition that produces one or more of the following: cachexia (a weight-loss disease that can be caused by HIV or cancer), severe pain, severe nausea, seizures, including but not limited to seizures caused by epilepsy, and persistent muscle spasm, including but not limited to spasms caused by MS.
Though organizations may hold licenses to produce products for both the recreational and medical markets, medical and recreational products may not be sold out of the same retail location. Possession and daily sale limits, as well as maximum allowable cannabinoid concentrations by product, are higher for medical patients than recreational consumers.
Oregon Recent and Proposed Legislation
The Oregon Health Authority has recently proposed an amendment to state marijuana and hemp testing and laboratory accreditation standards that, if passed, will have a significant impact on compliance testing for medical and adult-use cannabis and hemp-derived products.
Oregon Operations

As per the Company's press release from January 6, 2023, in an effort to streamline the business, the majority of the Company’s operations in Oregon are being proactively closed beginning in 2023.
Pennsylvania
Pennsylvania Licensing Scheme
Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A grower processor license allows for three dispensaries permits, dispensary licenses allow three locations, and a clinical registrant allows six dispensary licenses. A pharmacist is required to be available for all dispensaries and as of March 31, 2023, there were approximately 175 operational dispensaries.
Pennsylvania Medical Patient Requirements
For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn’s disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity, and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington’s disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson’s disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; terminal illness; and Tourette’s syndrome.
Utah
Utah Licensing Scheme
Utah’s medical only market is overseen by two cannabis regulatory bodies: the Utah Department of Health and Human Services oversees retail and home delivery functions, while the Utah Department of Agriculture oversees cultivation and processing. There are currently no new licenses available, although Changes of Ownership (not sale of license) are permitted. There is no requirement for vertical integration, although in the most recent request for proposal for a new pharmacy license, companies with vertical cultivation and processing were given priority. License classes include pharmacy (retail), cultivation, processing and home delivery. A pharmacist must review all orders before release at point of sale.
Utah Medical Patient Requirements
For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care;· a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.
Vermont
Vermont Licensing Scheme
Vermont’s licensing body is the Cannabis Control Board. The current adult-use program licenses include: cultivation, products manufacturing, wholesale, retail, and testing labs. The adult-use program allows for vertical integration, but licensees are not allowed to hold more than one of any type of license. The first recreational dispensaries in Vermont opened in October 2022.

Under the adult-use legislation, plants may be designated as adult-use or medical at time of harvesting. License applications for current medical vertically integrated dispensaries, small cultivators, and testing labs to participate in the adult-use program began May 1, 2022. The proposed rules have largely been finalized.
Vermont Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer, MS, HIV or AIDS, glaucoma, Crohn’s disease, Parkinson’s disease, PTSD (requires the Mental Health Care Provider Form), and a medical condition that produces one or more of the following symptoms may also qualify: wasting syndrome, chronic pain, severe nausea, or seizures.
Vermont Operations
As of June 30, 2022, the Company’s operations in Vermont were designated as held-for-sale.
RISK FACTORS
A discussion of the risk factors to which Curaleaf is subject is presented in the section entitled “Risk Factors” of the Company’s Annual Information Form, which section is incorporated by reference herein. The Annual Information Form is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under the Company’s profile. See the section entitled “Forward-Looking Statements” on page 2 of this MD&A for a discussion of risks associated with forward-looking statements contained herein.
The risks and uncertainties outlined in the Annual Information Form and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involves a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should evaluate carefully the risk factors associated with the Company’s securities described in the Annual Information Form, along with the risk factors described elsewhere in this MD&A.